UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 27, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number   1-2402

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Tax Deferred Investment Plan A

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN   55912

507-437-5611

Hormel Foods Corporation

Tax Deferred Investment Plan A

Audited Financial Statements and Schedule

Years Ended October 27, 2007, and October 28, 2006

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Hormel Foods Corporation

Tax Deferred Investment Plan A

We have audited the accompanying statements of net assets available for benefits of the Hormel Foods Corporation Tax Deferred Investment Plan A (the Plan) as of October 27, 2007, and October 28, 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 27, 2007, and October 28, 2006, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 27, 2007, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

April 21, 2008

Hormel Foods Corporation

Tax Deferred Investment Plan A

Statements of Net Assets Available for Benefits

	October 27, 2007	October 28, 2006
Assets
Cash and cash equivalents	$—	$1,039
Investments, at fair value	358,734,164	313,134,945
Contributions receivable from Hormel Foods Corporation	240,907	129,982
Contributions receivable from participants	291,537	333,339
Net assets available for benefits	$359,266,608	$313,599,305

See accompanying notes.

Hormel Foods Corporation

Tax Deferred Investment Plan A

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 27, 2007	October 28, 2006
Additions:
Contributions from Hormel Foods Corporation	$3,368,651	$2,948,221
Contributions from participants	21,042,255	18,747,180
Employee rollover	894,086	711,838
Interest and dividend income	4,228,404	3,552,469
Assets transferred to the Plan	1,552,917	980,416
	31,086,313	26,940,124

Deductions:
Distributions	17,041,438	20,622,675
Administrative expenses	129,407	187,549
	17,170,845	20,810,224

Net realized and unrealized appreciation in fair value of investments	31,751,835	32,968,262
Net additions	45,667,303	39,098,162
Net assets available for benefits at beginning of year	313,599,305	274,501,143
Net assets available for benefits at end of year	$359,266,608	$313,599,305

See accompanying notes.

Hormel Foods Corporation

Tax Deferred Investment Plan A

Notes to Financial Statements

October 27, 2007

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation Tax Deferred Investment Plan A (the Plan) are maintained on the accrual basis.

Marketable securities are stated at fair value (the last reported sales price on the last business day of the year). The nonpooled separate account consists of common stock of Hormel Foods Corporation (the Company or the Sponsor) and a portion of uninvested cash. For separate accounts, fair value represents the net asset value of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investment in the insurance company general account is reported at contract value which approximates fair value. The Plan’s insurance company general account contract is fully benefit-responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Participant loans are valued at their outstanding balances, which approximate fair value.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through Massachusetts Mutual Life Insurance Company (MassMutual). The statement of net assets available for benefits presents the fair value of the investment in the General Investment Account which equals the contract value relating to these investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Hormel Foods Corporation

Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a contributory defined contribution plan covering employees of the Company and certain eligible subsidiaries who have completed six months of eligibility service and worked at least 500 hours during that six months.

Employees that have not made a retirement savings election shall be deemed to have automatically elected to participate in the Plan at the automatic enrollment percentage (currently 3.0%). Participants that make a retirement savings election can authorize a deduction of 1% to 50% of their compensation for each pay period. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Participants may also invest in self-directed brokerage accounts. The Company contributes a matching contribution, currently 50% of the participant’s contribution, not to exceed $900 per year for the plan years ended October 27, 2007, and October 28, 2006, respectively.

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Employee and employer contributions are always 100% vested in the participants’ plan accounts.

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor.

Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their account balances. Loan terms range from 1 year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in a participant’s account. Principal and interest are paid ratably through payroll deductions.

Hormel Foods Corporation

Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

On October 8, 2007, the Hormel Foods Corporation Employee Benefits Committee resolved to merge the participants and assets of the Dan’s Prize Inc. Employee Retirement Plan into the Hormel Foods Corporation Tax Investment Deferred Plan A and the Hormel Foods Corporation Tax Deferred Investment Plan B. The Dan’s Prize Inc. exempt and nonexempt office employees are eligible participants in Plan A. Accordingly, those assets and participants were merged into the Plan based on their eligibility as of October 27, 2007. The assets transferred on or before October 27, 2007, continue to vest according to the established five-year cliff vesting schedule contained within the Dan’s Prize, Inc. Employee Retirement Plan. Future employer profit sharing contributions after October 28, 2007, from Dan’s Prize, Inc. to Plan A shall employ a three-year cliff vesting schedule. The Dan’s Prize Inc. Employee Retirement Plan’s eligible participants and assets totaling $1,552,917 were merged into this Plan by October 27, 2007.

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time subject to the provisions of ERISA.

3. Investment Contracts

The crediting interest rate on the General Investment Account was 4.65% and 4.25% as of October 27, 2007, and October 28, 2006, respectively.

The Plan has entered into a benefit-responsive investment contract with MassMutual which is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a semiannual basis for resetting.

Hormel Foods Corporation

Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investment Contracts (continued)

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (iii) bankruptcy of the plan sponsor or other plan sponsor event (e.g., divestures or spin-offs of a subsidiary), which cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Guaranteed Income Account contract does not allow the insurance company to terminate the agreement prior to a breech of the contract terms by the investor or on the contract anniversary date with 90 days prior notice.

During the years ended October 27, 2007, and October 28, 2006, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated in fair value by $31,751,835 and $32,968,262, respectively, as follows:

	2007	2006
Net appreciation in fair value during the year:
Nonpooled separate account (containing company stock)	$1,240,387	$6,765,642
Separate trust accounts	10,053,125	6,801,453
Pooled separate accounts	18,920,258	18,387,404
Common stock	39,572	144,375
Mutual funds	1,498,214	868,333
Other	279	1,055
	$31,751,835	$32,968,262

The Plan, at the discretion of the participants, is authorized to invest up to 100% of the fair value of its net assets available for benefits in the common stock of the Company. Such investment totaled approximately 14% and 17% of total investments at October 27, 2007, and October 28, 2006, respectively.

Hormel Foods Corporation

Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments Contracts (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 27, 2007	October 28, 2006
Nonpooled separate account:
Hormel Foods Corporation common stock	$49,058,683	$52,830,656
IBT Money Market Fund	764,413	693,818
Total nonpooled separate account	49,823,096	53,524,474

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:
Aggressive Growth Fund	50,595,338	42,883,471
Moderate Growth Fund	37,499,122	30,925,527
Select Small Company Value Fund	—	16,802,835
Select Fundamental Value (Wellington)	22,710,779	18,175,471

Separate trust account:
Investors Bank & Trust Company:
American Funds Euro Pacific Fund	30,969,051	21,465,699

Insurance company general account:
Massachusetts Mutual Life Insurance Company:
General Investment Account	57,461,859	53,660,191

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Hormel Foods Corporation

Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Hormel Foods Corporation

Tax Deferred Investment Plan A

EIN: 41-0319970  Plan: 050

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

October 27, 2007

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, or Maturity Value	Current Value

Nonpooled separate account:
Investors Bank & Trust Company:*
Hormel Stock Fund	2,163,116 units	$49,823,096

Insurance company general account:
Massachusetts Mutual Life Insurance Company:*
General Investment Account	3,587,136 units	57,461,859

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Aggressive Growth Fund	2,887,845 units	50,595,338
Moderate Growth Fund	2,152,269 units	37,499,122
Select Fundamental Value (Wellington)	138,889 units	22,710,779
Select Small Cap Value Equity Fund (SSgA)	134,758 units	14,298,440
Select Large Cap Value Fund (Davis)	61,724 units	13,247,953
Conservative Growth Fund	895,102 units	15,149,731
Select Indexed Equity Fund (Northern Trust)	17,731 units	7,352,701
Select Aggressive Growth Fund (Sands)	88,499 units	6,810,109
Premier Core Bond (Babson Capital)	2,056 units	3,129,569
Conservative Journey	11,343 units	1,747,469
Total pooled separate accounts		172,541,211

Separate trust accounts:
Investors Bank & Trust Company:*
American Funds Euro Pacific Fund	1,115,250 units	30,969,051
American Funds Growth R4 Fund	774,097 units	13,867,493
Manager’s Special Equity Fund	735,283 units	11,138,269
Black Rock High Yield Bond	370,123 units	4,512,199
Total separate trust accounts		60,487,012

Self-directed brokerage accounts	Various common stocks, mutual funds, and other investments	11,869,282

Promissory notes*	Various notes from participants, bearing interest at 5.0% to 11.0%, due in various installments through April 2022	6,551,704

Total assets held for investment purposes		$358,734,164

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION TAX DEFERRED INVESTMENT PLAN A

Date:	April 22, 2008	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN
Senior Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description

23	Consent of Independent Registered Public Accounting Firm